SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

ClearWave N.V.

(Translation of registrant’s name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [X]
40-F [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]
No  [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Attached hereto is a press release, dated May 2, 2003, announcing the registrant’s financial and operating results for the first quarter ended March 31, 2003.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWAVE N.V.

	By:	/s/ Cornelis van Ravenhorst

Name: Cornelis van Ravenhorst Title: Managing Director

Date: May 6, 2003

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press release, dated May 2, 2003, announcing the registrant's financial and operating results for the first quarter ended March 31, 2003